Exhibit 99.1

Aurinia Pharmaceuticals to Present at the BIO CEO Investor Conference

VICTORIA, British Columbia--(BUSINESS WIRE)--January 29, 2015--Aurinia Pharmaceuticals, Inc., (NASDAQ: AUPH / TSX: AUP) today announced that its President and Chief Executive Officer Stephen Zaruby will present a corporate overview of the company at the BIO CEO Investor Conference, taking place February 9th-10th in New York at the Waldorf-Astoria Hotel. The presentation will also be available using the webcast link below.

Aurinia Presentation Details
Date: Tuesday, February 10th, 2015
Time: 3:00 p.m. Eastern Standard Time
Location: Waldorf-Astoria Hotel
Webcast: http://www.veracast.com/webcasts/bio/ceoinvestor2015/69221498302.cfm

About Aurinia
Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently in the recruitment and enrollment phase of its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for lupus nephritis (LN). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Visit www.auriniapharma.com for more information.

CONTACT:
Aurinia Pharmaceuticals, Inc.
Company Contact:
Stephen Zaruby, 250-708-4293
President & Chief Executive Officer
szaruby@auriniapharma.com
or
Investor & Media Contact:
Michael R. Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com